EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Benefit Plans Committee as Administrator of the
Darden Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 33-92702, No. 333-124363, and No. 333-207061) on Form S-8 of Darden Restaurants, Inc. of our report dated October 23, 2017, with respect to the statements of net assets available for benefits of the Darden Savings Plan as of April 30, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended April 30, 2017 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of April 30, 2017, which report appears in the April 30, 2017 annual report on Form 11-K of the Darden Savings Plan.

/s/ KPMG LLP

Orlando, Florida
October 23, 2017
Certified Public Accountants